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FORM OF TAX OPINION

[•], 2022

Board of Trustees

Angel Oak Dynamic Financial Strategies Income Term Trust

3344 Peachtree Road NE, Suite 1725

Atlanta, GA 30326

Board of Trustees

Angel Oak Financial Strategies Income Term Trust

3344 Peachtree Road NE, Suite 1725

Atlanta, GA 30326

Dear Ladies and Gentlemen:

You have requested our opinion regarding certain federal income tax consequences to Angel Oak Dynamic Financial Strategies Income Term Trust, a Delaware statutory trust (“Acquired Fund”), and to Angel Oak Financial Strategies Income Term Trust, a Delaware statutory trust (“Acquiring Fund”), and to the holders (the “Acquired Fund Shareholders”) of shares of beneficial interest in Acquired Fund (the “Acquired Fund Shares”), in connection with the transfer of all of the assets, as defined in paragraph 1.2 of the Agreement and Plan of Reorganization (the “Agreement”) dated as of [•], 2022, executed by Acquiring Fund and Acquired Fund, of Acquired Fund (the “Assets”) to Acquiring Fund in exchange solely for shares of beneficial interest of Acquiring Fund (the “Acquiring Fund Shares”), cash paid in lieu of fractional shares and the assumption of Acquired Fund’s stated liabilities as defined in paragraph 1.3 of the Agreement (the “Liabilities”) by Acquiring Fund, followed by the distribution of Acquiring Fund Shares received by Acquired Fund in complete liquidation and termination of Acquired Fund (the “Reorganization”), all pursuant to the Agreement.

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For purposes of this opinion, we have examined and relied upon (1) the Agreement, (2) facts and representations contained in the letter dated on or about the date hereof addressed to us from Acquiring Fund, (3) the facts and representations contained in the letter dated on or about the date hereof addressed to us from Acquired Fund and (4) such other documents and instruments as we have deemed necessary or appropriate for purposes of rendering this opinion.

This opinion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury Regulations, judicial decisions and administrative rulings and pronouncements of the Internal Revenue Service, all as in effect on the date hereof. This opinion is conditioned upon the Reorganization taking place in the manner described in the Agreement.

Based upon the foregoing, it is our opinion that for federal income tax purposes, with respect to Acquired Fund and Acquiring Fund:

1.

The transfer of the Acquired Fund’s Assets in exchange solely for Acquiring Fund Shares and the assumption by Acquiring Fund of the Liabilities of Acquired Fund followed by the distribution by Acquired Fund of Acquiring Fund Shares to the Acquired Fund Shareholders in exchange for their Acquired Fund Shares in liquidation of Acquired Fund pursuant to and in accordance with the terms of this Agreement will constitute a “reorganization” within the meaning of Section 368(a)(1) of the Code;

2.

No gain or loss will be recognized by Acquiring Fund upon the receipt of the Acquired Fund Assets solely in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of the Liabilities of Acquired Fund;

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3.

No gain or loss will be recognized by Acquired Fund upon the transfer of the Acquired Fund Assets to Acquiring Fund in exchange solely for Acquiring Fund Shares and the assumption by Acquiring Fund of the Liabilities or upon the distribution of Acquiring Fund Shares to the Acquired Fund Shareholders in exchange for their Acquired Fund Shares, except that Acquired Fund may be required to recognize gain or loss with respect to contracts described in Section 1256(b) of the Code or stock in a passive foreign investment company, as defined in Section 1297(a) of the Code;

4.

No gain or loss will be recognized by the Acquired Fund Shareholders upon the exchange of the Acquired Fund Shares for Acquiring Fund Shares (except with respect to cash received in lieu of fractional shares);

5.

The aggregate tax basis for Acquiring Fund Shares received by each Acquired Fund Shareholder pursuant to the Reorganization will be the same as the aggregate tax basis of the Acquired Fund Shares held by each such Acquired Fund Shareholder immediately prior to the Reorganization (reduced by any amount of tax basis allocable to fractional shares for which cash is received);

6.

The holding period of Acquiring Fund Shares to be received by each Acquired Fund Shareholder will include the period during which the Acquired Fund Shares surrendered in exchange therefor were held (provided such Acquired Fund Shares were held as capital assets on the date of the Reorganization);

7.

Except for assets which may be marked to market for federal income tax purposes as a consequence of a termination of Acquired Fund’s taxable year, the tax basis of the Acquired Fund Assets acquired by Acquiring Fund will be the same as the tax basis of such assets to Acquired Fund in exchange therefor; and

8.

The holding period of the Acquired Fund Assets in the hands of Acquiring Fund will include the period during which those assets were held by Acquired Fund (except where the investment activities of Acquiring Fund have the effect of reducing or eliminating such periods with respect to an Acquired Fund Asset).

(continued)

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We express no opinion as to the federal income tax consequences of the Reorganization except as expressly set forth above, or as to any transaction except those consummated in accordance with the Agreement. Without limiting the foregoing, we express no opinion as to the federal income tax consequences of the Reorganization to Acquired Fund with respect to contracts described in Section 1256(b) of the Code or stock in a passive foreign investment company, as defined in Section 1297(a) of the Code.

We hereby consent to the filing of this opinion as an exhibit to the Form N-14 and to all references to our firm therein. In giving such consent, we do not hereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Very truly yours,